 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PALM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

696643105
(CUSIP Number)

Hewlett-Packard Company
Paul T. Porrini
Vice President, Deputy General Counsel and Assistant Secretary
3000 Hanover Street
Palo Alto, CA 94304
(650) 857-1501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 696643105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Hewlett-Packard Company (I.R.S. Identification No. 94-1081436)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 67,818,112 (See Item 5)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,818,112 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.8% (See Item 5)

14.	Type of Reporting Persons (See Instructions) CO

Item 1.        Security and Issuer.

This statement relates to shares of common stock of Palm, Inc. (“Palm”), par value $0.001 per share (the “Shares”).  The address and principal executive office of Palm is 950 West Maude Avenue, Sunnyvale, California 94085.

Item 2.             Identity and Background.

This statement is being filed on behalf of Hewlett-Packard Company, a Delaware corporation (“HP”).  The principal executive offices of HP are located at 3000 Hanover Street, Palo Alto, California, 94304.  HP’s principal line of business is providing technology solutions to consumers, businesses and institutions globally.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of HP, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, neither HP nor, to the best knowledge of HP, any executive officer, director or controlling person of HP named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither HP nor, to the best knowledge of HP, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of HP, other than Sari M. Baldauf and Catherine A. Lesjak, each executive officer, director or controlling person of HP is a citizen of the United States.   Ms. Lesjak is a citizen of Canada, and Ms. Baldauf is a citizen of Finland.

Item 3.             Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4, HP may be deemed to have acquired beneficial ownership of the Covered Shares (as defined below) by virtue of entering into the Voting Agreement with certain stockholders of Palm. HP has not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreement described under Item 4 of this statement.

Item 4.            Purpose of Transaction.

On April 28, 2010, Palm, HP and District Acquisition Corporation, a newly formed Delaware corporation and wholly-owned subsidiary of HP (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Palm (the “Merger”), with the Palm continuing as the surviving corporation and becoming a wholly-owned subsidiary of HP.

         In connection with the Merger, each share of Palm’s Series B Preferred Stock (the “Series B Preferred Stock”) and each share of Palm’s Series C Preferred Stock (the “Series C Preferred Stock” and, together with the Shares and the Series B Preferred Stock, the “Palm Capital Stock”) that is outstanding at the effective time of the Merger (other than shares held in treasury by Palm or owned by HP, or shares held by dissenting stockholders who properly exercise appraisal rights under applicable law) will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest.  Pursuant to the terms of the Merger Agreement, such payment on a per share basis with respect to (i) the Shares will be $5.70 in cash (the “Common Merger Consideration”), (ii) the Series B Preferred Stock will be $1,010.00 in cash (an amount equal to 101% of the liquidation preference of the Series B Preferred Stock), and (iii) the Series C Preferred Stock will be $1,753.85 in cash (an amount equal to the Common Merger Consideration on as-converted-to-Common Stock basis).  In addition, each outstanding warrant or option to purchase Shares will be converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement or cancelled, in accordance with the terms of such warrant or option.  Pursuant to the terms of the Merger Agreement, such payment with respect to each Share subject to an outstanding warrant will be $2.45 (an amount equal to the Common Merger Consideration minus the exercise price per Share under such warrants).

         The consummation of the Merger is subject to the satisfaction or waiver at or prior to the effective time of the Merger of certain conditions, including, but not limited to, (A) adoption of the Merger Agreement by the holders of (1) a majority of the outstanding Shares, Series B Preferred Stock and Series C Preferred Stock, voting together as a single class (with Series B Preferred Stock and Series C Preferred Stock voting on an as-converted to Common Stock basis) and (2) a majority of the outstanding Shares not beneficially owned by Elevation Partners, L.P. (“Elevation”) or any of Elevation’s “12b-2 Affiliates”, which term is defined pursuant to Palm’s Amended and Restated Certificate of Incorporation, as amended, as any person (other than Palm) that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, Elevation, for so long as such other person remains so associated with Elevation and (B) receipt of regulatory approvals as set forth in the Merger Agreement.  The Merger Agreement is included as Exhibit 1 hereto and is incorporated herein by reference.

         Upon consummation of the Merger, the certificate of incorporation and bylaws of Merger Sub will be the certificate of incorporation and bylaws of the surviving corporation of the Merger (until thereafter amended in accordance with applicable law).  Under the Merger Agreement, the directors of Merger Sub at the effective time of the Merger will be the directors of the surviving corporation, and the officers of Palm at the effective time of the Merger will be the officers of the surviving corporation, until their respective successors are duly appointed. HP has appointed, or will appoint, each of the directors and officers of Merger Sub.

         Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of HP and Merger Sub to enter into the Merger Agreement, Elevation and its affiliate, Elevation Employee Side Fund, LLC (“Side Fund” and, together with Elevation, the “Stockholders”) entered into a Voting Agreement with HP whereby each Stockholder agreed to vote all of the shares of Palm Capital Stock now or hereafter beneficially owned by such Stockholder (the “Covered Shares”) in favor of the Merger and the other transactions contemplated by the Merger Agreement (the “Voting Agreement”), a copy of which is included as Exhibit 2 hereto and is incorporated herein by reference. HP did not pay any additional consideration to the Stockholders (or their respective affiliates) to induce the Stockholders to enter into such Voting Agreement.  The purpose of the Voting Agreement is to increase the likelihood that the Merger will be consummated.

                 Pursuant to the Voting Agreement, among other things, the Stockholders have agreed to vote their shares of Palm Capital Stock: (i) to approve and adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement and approve any other matters necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (ii) against the approval of any competing acquisition proposal, (iii) against any reorganization, recapitalization, liquidation or winding-up of Palm or any amalgamation, merger, sale of assets or other business combination between Palm and any other person or any other extraordinary transaction involving Palm (other than the Merger), (iv) against any other action the consummation of which could reasonably be expected to impede, interfere with, frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement and (v) against any change in Palm’s present capitalization or dividend policy and any amendment or other change to Palm’s certificate of incorporation or bylaws.

         Pursuant to the Voting Agreement, the Stockholders further agreed that they would not, and would cause their representatives not to, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of an Acquisition Proposal, or any inquiry or the making of any proposal that could reasonably be expected to lead to the submission of any Acquisition Proposal, or (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Palm or any of its subsidiaries or afford access to the business, properties, assets, books or records of Palm or any of its subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any party (other than HP and Merger Sub or their affiliates) (a “Third Party”) that has made, or to the knowledge of the Stockholders, is seeking to make, an Acquisition Proposal, except to the extent Palm exercises its rights under the Merger Agreement with respect to a Superior Proposal.  “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer, proposal, inquiry or indication of interest relating to (i) any acquisition, purchase, exclusive license or lease, direct or indirect, of 15% or more of the consolidated assets of Palm and its subsidiaries or 15% or more of any class of equity interest or voting securities of Palm or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Palm, (ii) a transaction or series of transactions pursuant to which any Third Party (or group of Third Parties) acquires or seeks to acquire, directly or indirectly, beneficial ownership of 15% or more of any class of equity interest or voting securities of Palm or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Palm, whether from Palm (or such subsidiary) or pursuant to any tender offer (including a self-tender offer) or exchange offer or otherwise, (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other extraordinary transaction involving Palm or any of its subsidiaries or (iv) a transaction or series of transactions which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.  “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal made by a Third Party for at least a majority of the outstanding shares of Palm Capital Stock or all or substantially all of the consolidated assets of Palm and its subsidiaries on terms that Palm’s Board of Directors determines in good faith by a majority vote of the entire Board and after consultation with and considering the advice of outside legal counsel and a financial advisor of nationally recognized reputation, taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal (including any break-up fees, expense reimbursement provisions, conditions to consummation (including any conditions relating to financing or regulatory approvals)), is more favorable to the holders of the Shares than the transactions contemplated by the Merger Agreement (taking into account any proposals made by HP to amend the terms of the Merger Agreement in response thereto).

         The Stockholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement during the term of the Voting Agreement. In addition, Elevation and Side Fund cannot grant any proxies or enter into a voting trust or other arrangement whereby the voting rights would be transferred.  The Stockholders have further agreed not to exercise any appraisal rights arising with respect to the Merger with respect to Palm Capital Stock held by them.

         The Voting Agreement terminates upon the earlier of (i) the effectiveness of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.  The Voting Agreement may also be terminated by a Stockholder in the event of an amendment, modification or waiver of the Merger Agreement made without the written consent of such Stockholder if such amendment, modification or waiver creates any additional condition to the obligations of HP and Merger Sub to consummate the Merger, changes the consideration payable in a manner adverse to such Stockholder or otherwise adversely affects such Stockholder (in its capacity as such) in any material respect.

         The description of the terms and conditions of the Merger Agreement and Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement included as Exhibit 1 hereto and the Voting Agreement included as Exhibit 2 hereto.

                 Following the Merger, the Shares will no longer be traded on The NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

                 Other than as described in this Item 4, HP currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  HP intends to continue to review Palm and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Merger, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5.            Interest in Securities of the Issuer.

 (a), (b)     The following disclosure assumes that there are 169,916,651 Shares outstanding as of April 16, 2010, as represented by Palm in the Merger Agreement.

                 By virtue of the Voting Agreement, HP may be deemed to share with the Stockholders the power to vote the Covered Shares solely with respect to those matters described in the Voting Agreement, which is incorporated herein by reference.  Accordingly, HP may be deemed to be the beneficial owner of the Covered Shares.  As of April 28, 2010, there were an aggregate of 67,818,112 Covered Shares that were either owned by the Stockholders or over which such parties had the power to vote and dispose, which includes 57,497,600 Shares issuable upon (i) exercise of warrants held by the Stockholders and (ii) the conversion of the Series B Preferred Stock and Series C Preferred Stock held by the Stockholders, representing approximately 29.8% of the Shares outstanding, assuming such exercise or conversion.   Except as described in Item 4 of this statement and in the Voting Agreement, HP is not entitled to any rights as a stockholder of Palm in respect of the Covered Shares.  HP disclaims beneficial ownership of the Covered Shares, and nothing herein shall be construed as an admission by HP that HP is the beneficial owner of the Covered Shares.

 Other than the Covered Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, HP does not beneficially own any Shares.

 To the knowledge of HP, none of the persons set forth on Schedule I hereto beneficially owns any Shares.

 See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

             (c)    To the knowledge of HP, no transaction in the Shares has been effected during the past 60 days by either HP or any person set forth on Schedule I hereto.

         (d)        To the knowledge of HP, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)        Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Except as set forth in Item 4 of this statement, neither HP, nor to the best knowledge of HP, any person set forth on Schedule I hereto, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Palm or its subsidiaries.

Item 7.            Material to Be Filed as Exhibits.

1.
Agreement and Plan of Merger, dated April 28, 2010, among Palm, HP and Merger Sub (incorporated by reference to Exhibit 99.1 to HP’s Current Report on Form 8-K/A filed with the Securities Exchange Commission on April 29, 2010).

2.
Voting Agreement, dated April 28, 2010, among HP, the Stockholders, and for the limited purposes set forth therein, Palm (incorporated by reference to Exhibit 2.2 of Palm's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2010).

Signatures

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY.

Date: May 10, 2010	By:	/s/ Paul T. Porrini
Name: Paul T. Porrini
Title: Vice President, Deputy General Counsel
and Assistant Secretary

Schedule I

The following table sets forth the names and current principal occupations or employment of each of the directors and executive officers of HP.  The business address for each person is 3000 Hanover Street, Palo Alto, California 94304.

Name	Current Principal Occupation or Employment

Marc L. Andreessen	Co-Founder and General Partner of Andreessen Horowitz and Co-Founder and Chairman of Ning, Inc.

Lawrence T. Babbio, Jr.	Senior Advisor to Warburg Pincus

Sari M. Baldauf	Former Executive Vice President and General Manager of the Networks business group of Nokia Corporation

Rajiv L. Gupta	Senior Advisor to New Mountain Capital, LLC

John H. Hammergren	Chairman, President and Chief Executive Officer of McKesson Corporation

Mark V. Hurd*	Chairman, President and Chief Executive Officer

Joel Z. Hyatt	Vice Chairman of Current Media, LLC

John R. Joyce	Former Managing Director at Silver Lake

Robert L. Ryan	Retired Senior Vice President and Chief Financial Officer of Medtronic, Inc.

Lucille S. Salhany	President and Chief Executive Officer of JHMedia and Partner of Echo Bridge Entertainment

G. Kennedy Thompson	Executive Advisor to Aquiline Capital Partners LLC

Executive Officers

Peter J. Bocian	Executive Vice President and Chief Administrative Officer

R. Todd Bradley	Executive Vice President, Personal Systems Group

Michael J. Holston	Executive Vice President, General Counsel and Secretary

Vyomesh I. Joshi	Executive Vice President, Imaging and Printing Group

Catherine A. Lesjak	Executive Vice President and Chief Financial Officer

Ann M. Livermore	Executive Vice President, Enterprise Business

John N. McMullen	Senior Vice President and Treasurer

Randall D. Mott	Executive Vice President and Chief Information Officer

James T. Murrin	Senior Vice President, Controller and Principal Accounting Officer

Marcela Perez de Alonso	Executive Vice President, Human Resources

Shane V. Robison	Executive Vice President and Chief Strategy and Technology Officer

* Serves as both an executive officer and director of HP.